Filed by Live Oak Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Live Oak Acquisition Corp.

Commission File No.: 001-39280

Good morning,

As I believe you are aware, this is a very exciting time in Danimer Scientific’s company history. I would like to thank each of you for your commitment to Danimer Scientific and your financial support over the years. Our company has experienced rapid growth over the last two years with the expansion to our new facility in Kentucky. Given the increasing demand for our Nodax™ PHA as a solution to one of the world’s greatest problems, we believe we have a bright future ahead of us.

As part of our growth and looking towards the future, we have entered into a definitive agreement for a business combination that upon closing will result in Danimer becoming a publicly-traded company through a merger with Live Oak Acquisition Corp. Our current executive team will continue to lead the Company. We expect this transaction will provide substantial and adequate capital for us to fully fund planned growth, allowing us to continue on our mission of creating environmentally responsible and natural alternative solutions to traditional petroleum-based resins.

The transaction implies a pro forma equity valuation for the combined company of $890 million at Closing.

We are driving towards finalizing the transaction as expeditiously as possible, but the exact timing is dependent upon a number of items, including government approval and a majority of shareholders approving the transaction. Please see the linked press release below for additional information about this exciting development.

This transaction not only allows the Company access to capital to execute its planned growth but also provides liquidity to you, our shareholders, as Danimer shares will be traded on the open market. Without your support we would not have made it to this point in our history, and we are pleased at the opportunity to continue to grow the company. Thank you for your continued investment in Danimer Scientific.

A copy of the press release issued this morning can be found at Danimer Scientific Press Release.

Danimer shareholders who have further questions are invited to join an informational call on Wednesday, October 7, 2020 at 1:00 p.m. Eastern time by dialing XXXXXXXXXX and enter Conference ID: XXXXXXXXX

Best regards,

Stephen Croskrey

Danimer Scientific Home page